UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2022

Ally Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11864

Delaware	87-3879568

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12280 NE District Way Bellevue, Washington 98005	98005

(Address of principal executive offices)	(Zip Code)

425-598-5203

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Semi-Annual Report, the terms “Ally Robotics”, “Ally”, “we”, “us”, “our”, or “the Company” refers to Ally Robotics, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Operating Results

During the six-month period ended June 30, 2022, the Company generated no revenue. Being recently formed in November 2021, the Company has continued to focus on its protoyping and design phase. Over the same period, the Company incurred operating expenses of $1,504,842, primarily on research and development expenses of $1,046,630 related to product development  , which will result in an actuated prototype we will be able to test against conditions we anticipate will be used by our customers. The remaining operating expenses included $385,493 on general and administrative and $72,719 on sales & marketing, primarily related to the Company’s current Regulation A+ financing round.

Liquidity and Capital Resources

The Company had cash on hand of $266,201 as of June 30, 2022, compared to $0 cash on hand as of December 31, 2021. In January 2022, the Company entered into a convertible promissory note agreement with Miso Robotics, a related entity and founding stockholder of the Company for a principal amount of $1,250,000. The note bears interest at 5% per annum and matures on the earlier of a) January 7, 2024 or b) at the closing of the Company’s next equity financing round, at the election of Miso Robotics. The note also contains a 20% discount if Miso Robotics elects to convert the note. This promissory note was funded in order to assist in setting up Company operations and while the Company launches their Regulation A+ financing round.

In May 2022, the Company launched its Regulation A+ financing round and as of June 30, 2022, the Company had issued 51,827 shares of common stock at a price per share of $2.70 for net proceeds of $139,932. Through September 27, 2022, the Company had raised approximately $3,000,000   in net proceeds into this round.

Trend Information

In May 2022, the Company signed a research & development agreement with Miso Robotics, a copy of which can be found in the Exhibits section of this document, that outlines and sets up a partnership between the Company and Miso Robotics to work together in the area of research & development of robotic arm technology in the restaurant space, with the goal to maximize the marketability of both Miso and Ally products, as well as making progress against the labor challenges currently faced by restaurant owners. The agreement also outlines a non-binding statement of intent whereby Miso Robotics intends to purchase up to 3,000 robotic arm units from the Company when the Company’s robotic arms are commercially available and when the Company completes a Pilot Program with Miso Robotics.

Through the end of 2022, the Company plans to continue to make progress in developing its robotic arm technology, with the goal of deploying its arms in commercial environments as early as 2023  . Meeting this date assumes the Company can continue to raise enough capital to fund operations and development, as well as hit key product development and testing milestones.

ALLY ROBOTICS, INC.

FINANCIAL STATEMENTS

JUNE 30, 2022

UNAUDITED

ALLY ROBOTICS, INC.

BALANCE SHEETS

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$266,201	$-
Inventory	4,352	-
Deferred offering costs	-	6,875
Total current assets	270,553	6,875
Deposits	5,012	-
Total assets	$275,565	$6,875

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$238,032	$-
Accounts payable	77,442	6,875
Total current liabilities	315,474	6,875
Interest payable, related party	6,712	-
Convertible note payable, related party	1,250,000	-
Total liabilities	1,572,186	6,875

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.0001 par value, 40,000,000 shares authorized, 7,719,605 and 7,100,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	718	710
Additional paid-in capital	214,925	-
Accumulated deficit	(1,512,265)	(710)
Total stockholders' equity (deficit)	(1,296,622)	-
Total liabilities and stockholders' equity (deficit)	$275,565	$6,875

See accompanying notes, which are an integral part of these financial statements.

ALLY ROBOTICS, INC.

STATEMENT OF OPERATIONS

Six Months Ended
June 30, 2022
Net revenue	-

Operating expenses:
General and administrative	385,493
Research and development	1,046,630
Sales and marketing	72,719
Total operating expenses	1,504,842

Loss from operations	(1,504,842)

Other income (expense):
Interest expense	(6,712)
Total other income (expense), net	(6,712)

Provision for income taxes	-
Net loss	$(1,511,555)

Weighted average common shares outstanding - basic and diluted	7,139,803
Net loss per common share - basic and diluted	$(0.21)

See accompanying notes, which are an integral part of these financial statements.

ALLY ROBOTICS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

							Total
	Preferred Stock		Common Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)
Balances at December 31, 2021	-	$-	7,100,000	$710	$-	$(710)	$-
Issuance of common stock	-	-	27,778	3	74,998	-	75,001
Issuance of common stock pursuant to Regulation A offering, net of offering costs	-	-	51,827	5	139,927	-	139,932
Net loss	-	-	-	-	-	(1,511,555)	(1,511,555)
Balances at June 30, 2022	-	$-	7,179,605	$718	$214,925	$(1,512,265)	$(1,296,622)

See accompanying notes, which are an integral part of these financial statements.

ALLY ROBOTICS, INC.

STATEMENT OF CASH FLOWS

Six Months Ended
June 30, 2022
Cash flows from operating activities:
Net loss	$(1,511,555)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Inventory	(4,352)
Accounts payable, related party	238,032
Accounts payable	70,567
Interest payable, related party	6,712
Net cash used in operating activities	(1,200,596)
Cash flows from investing activities:
Deposits	(5,012)
Net cash used in investing activities	(5,012)
Cash flows from financing activities:
Proceeds from convertible note payable, related party	1,250,000
Proceeds from issuance of common stock	214,933
Deferred offering costs	6,875
Net cash provided by financing activities	1,471,808
Net change in cash and cash equivalents	266,201
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$266,201

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-
Cash paid for interest	$-

See accompanying notes, which are an integral part of these financial statements.

ALLY ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Ally Robotics, Inc. (the “Company”) was incorporated on November 30, 2021 under the laws of the State of Delaware. On February 25, 2022, the Company changed its name from Super Armco, Inc. to Ally Robotics, Inc. The Company was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry. The Company is headquartered in Santa Monica, California.

As of June 30, 2022, the Company has not commenced planned principal operations. The Company’s activities since inception have primarily consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained a net loss of $1,511,555 for the six months ended June 30, 2022 and has incurred negative cash flows from operations.. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has been significantly impacted by the COVID-19 pandemic and has unknown continued impacts from the ongoing COVID-19 pandemic.

ALLY ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2022, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2021, the Company had capitalized $6,875 in deferred offering costs, which were charged to additional paid-in capital in 2022.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

ALLY ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to a taxable loss for the period ended December 31, 2021. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021 tax years remain open to examination.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022, diluted net loss per share is the same as basic net loss per share. Potentially dilutive securities consisted of outstanding stock options as of June 30, 2022 (see Note 5).

ALLY ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements for adoption in 2022.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	CONVERTIBLE NOTE PAYABLE, RELATED PARTY

In January 2022, the Company entered into a convertible promissory note agreement with Miso Robotics, Inc., a related entity and founding stockholder of the Company, for a principal amount of $1,250,000. The note bears interest at 5% per annum and matures on the earlier of a) January 7, 2024 or b) at the closing of the next equity financing, at the lender’s election. The conversion price is a 20% discount to the lowest share pricing in the triggering equity financing. This note is senior to all other unsecured debts of the Company.

The Company incurred interest expense of $6,712 for the six months ended June 30, 2022, all of which was accrued and unpaid as of June 30, 2022.

5.	STOCKHOLDERS’ EQUITY

As of June 30 2022, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue two classes of stock: preferred stock and common stock. The Company is authorized to issue 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The preferred stock are convertible into shares of common stock.

The preferred stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock.

ALLY ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022, there were no shares of preferred stock issued or outstanding.

During the period ended December 31, 2021, the Company issued 7,100,000 shares of common stock to its founders.

In May 2022, the Company issued 27,778 shares of common stock to an investor for proceeds of $75,001, or $2.70 per share.

In May 2022, the Company initiated a Regulation A+ offering of its common stock at a price per share of $2.70. Through June 30, 2022, the Company issued 51,827 shares of common stock for net proceeds of $139,932.

Super ArmCo, Inc. 2021 Stock Plan

In December 2021, the Company has adopted the Super ArmCo, Inc. 2021 Stock Plan (“2021 Plan”), which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 2,900,000. Through June 30, 2022 the Company granted 2,150,000 options to employees with an exercise price of $0.10 per share. The options vest over a four-year period. The options were valued at the respective grant-dates using the Black-Scholes option pricing model and had a trivial value. As of June 30, 2022, there were 750,000 shares available for issuance under the 2021 Plan. As of June 30, 2022, there 2,150,000 options remaining outstanding, which began vesting in 2022.

6.	RELATED PARTY TRANSACTIONS

As of June 30, 2022, the Company had $238,032 in accounts payable with related parties under common control.

In 2022, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During the six months ended June 30, 2022, the Company has incurred $286,140 of fees under this agreement, including $190,873 in services payable in cash and $96,257 in services for which the Company intends to satisfy via warrants in 2022. The services incurred represent total labor costs incurred by the Company at a commercial rate greater than  the actual labor costs of the related entity plus a 10a% mark-up on materials costs.

In 2021, the Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, and general support activities. During 2022, the Company incurred fees from Wax Inc. amounting to $125,000, which was included in accounts payable, related party as of June 30, 2022.

Related party operating expenses were as follows:

Six Months Ended
June 30, 2022
Research and development	$286,140
General and administrative	125,000
$411,140

7.	COMMITMENTS AND CONTINGENCIES

In March 2022, the Company entered into a lease agreement with the University of Washington for lab and office space. Monthly base rent is $4,312 per month and the lease required a deposit of $5,012.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

8.	SUBSEQUENT EVENTS

From July 1, 2022 through the issuance date, the Company has raised approximately $3,000,000 in net proceeds from its ongoing Regulation A offering of common stock.

Management has evaluated subsequent events through September 26, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

INDEX TO EXHIBIT

2.1 Second Amended and Restated Certificate of Incorporation*

2.2 Amended and Restated Bylaws*

4.1 Form of Subscription Agreement*

6.1 Master Services Agreement between Ally Robotics, Inc. and Wavemaker Labs, Inc.*

6.2 R&D Partnership Agreement between Ally Robotics, Inc. and Miso Robotics, Inc.*

11.1 Consent of Independent Auditor*

11.2 Consent of Miso Robotics, Inc.*

*Filed as an exhibit to the Ally Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. . 024-11864) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ally Robotics, Inc.

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer, Director
Ally Robotics, Inc.
Date: September 28, 2022

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Mitch Tolson
Mitch Tolson, Chief Executive Officer, Director
Ally Robotics, Inc.
Date: September 28, 2022